L'ORÉAL

06013818

RECEIVED

2006 MAY 30 P 1:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

23rd May, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

FOR INFORMATION ONLY

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

L'Oréal News Realeases published 17th May, 2006 at the French *Autorité des Marchés Financiers*.

Very truly yours,

PROCESSED
JUN 01 2006
THOMSON
FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

FOR INFORMATION ONLY

Clichy, Wednesday May 17th 2006

SKINETHIC

Episkin, a subsidiary of L'Oréal, announces that it holds 97.19% of the share capital of SkinEthic following the purchase offer which ended on May 12th 2006.

SkinEthic will initiate the procedure for relinquishing its status of issuer making a public offer of securities, as the conditions laid down in Article 215-1 of the General Regulations of the AMF (Autorité des Marchés Financiers) are now fulfilled.

Furthermore, as indicated in the news release dated February 27th 2006, Episkin intends to request the delisting of SkinEthic shares from Euronext's Marché Libre as soon as the conditions for doing so are fulfilled.

To enable those of SkinEthic's minority shareholders who so wish to sell the shares that they still hold, Episkin has decided to extend its purchase offer at the price of €6.92 per share until June 30th 2006.

Contacts at L'ORÉAL (**Standard:** + 33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.